Exhibit 99.3

Fiscal year 2022
Management’s Discussion and Analysis For the Year ended September 30, 2022	Quipt Home Medical Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Quipt Home Medical Corp., and its subsidiaries (“Quipt” or the “Company”), prepared as of December 23, 2022 and should be read in conjunction with the consolidated financial statements for the  year ended September 30, 2022, including the notes therein. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise specified, all financial data is presented in US dollars. The words “we”, “our”, “us”, “Company”, and “Quipt” refer to Quipt Home Medical Corp. and/or the management and employees of the Company.

Additional information relevant to the Company is available for review on SEDAR at www.sedar.com.

Page 2	Caution Regarding Forward-Looking Statements
Page 4	Selected Annual Information
Page 5	About Our Business and Operating Results
Page 13	Financial Position
Page 17	Accounting and Disclosure Matters
Page 20	Financial Instruments and Risk Management
Page 22	Risk Factors

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis (“MD&A”) contains certain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based upon the current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, and other future conditions of Quipt Home Medical Corp. (the “Company” or “Quipt”). Forward-looking statements can be identified by the words such as “expect”, “likely”, “may”, “will”,, “would”, “could”, “should”, “continue”, “contemplate”, “intend”, or ”anticipate”, “believe”, “envision”, “estimate”, “expect”, “plan”, “predict”, “project”, “target”, “potential”, ”proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this MD&A.

Forward-looking statements in this MD&A therein include, but are not limited to, statements with respect to: operating results; profitability;  financial condition and resources;  anticipated needs for working capital;  liquidity;  capital resources; capital expenditures; milestones; licensing milestones;  information with respect to future growth and growth strategies;  anticipated trends in the industry in with the Company operates;  the Company’s future financing plans;  timelines;  currency fluctuations;  government regulation;  unanticipated expenses;  commercial disputes or claims; limitations on insurance coverage;  availability and expectations regarding of cash flow to fund capital requirements; the product offerings of the Company; the competitive conditions of the industry; the competitive and business strategies of the Company; on-going implications of the novel coronavirus (“COVID-19”); statements relating to the business and future activities of, and developments related to, the Company, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; and other events or conditions that may occur in the future.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of the Company’s management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. The material factors and assumptions used to develop the forward-looking statements contained in this MD&A, without limitation: the Company’s ability to successfully execute its growth strategies and business plan; the ability to successfully identify strategic acquisitions; the Company’s ability to realize anticipated benefits, synergies or generate revenue, profits or value from its recent acquisitions into existing operations; management’s perceptions of historical trends, current conditions and expected future developments; the ability of the Company to take market share from competitors; the Company’s ability to attract and retain skill staff; market conditions and competition; the products, services and technology offered by the Company’s competitors; the Company’s ability to generate cash flow from operations the Company’s ability to keep pace with changing regulatory requirements; ongoing ability to conduct business in the regulatory environments in which the Company operates and may operate in the future; that the Company’s ability to maintain strong business relationships with its suppliers, service provides and other third parties will be maintained; COVID-19 and recall related supply chain issues will be resolved within the near future; the Company’s ability to fulfill prescriptions for services and products;  the anticipated growth of the niche market of home equipment and monitoring; the anticipated increase in demand for various medical products and equipment; demand and interest in the Company’s products and services; the ability to deploy up front capital to purchase monitoring and treatment equipment; anticipated and unanticipated costs;  the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses; the general economic, financial market, regulatory and political conditions in which the Company operates and the absence of material adverse changes in the Company’s industry, regulatory

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

environmental or the global economy; and other considerations that management believes to be appropriate in the circumstances.

Forward-looking statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Readers are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include: credit risks, market risks (including those related to equity, commodity, foreign exchange and interest rate markets), liquidity risks, operational risks (including those related to technology and infrastructure), and risks relating to reputation, insurance, strategy, regulatory matters, legal matters, environmental matters and capital adequacy. Examples of such risk factors include: the Company may be subject to significant capital requirements and operating risks; changes in law, the ability to implement business strategies, growth strategies and pursue business opportunities; state of the capital markets; the availability of funds and resources to pursue operations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; competition; difficulty integrating newly acquired businesses; low profit market segments; disruptions in or attacks (including cyber-attacks) on information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior; the failure of third parties to comply with their obligations; the impact of new and changes to, or application of, current laws and regulations; the overall difficult litigation environment, including in the United States; risks related to infectious diseases, including the impacts of COVID-19; increased competition; changes in foreign currency rates; loss of foreign private issuer status; risks relating to the deterioration of global economic conditions; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events, as well as other general economic, market and business conditions, amongst others, as well as those risk factors described under the heading “Risk Factors” and elsewhere in this MD&A  and therein and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities including, without limitation, the Company’s audited annual financial statements and the Company’s Annual Information Form (“AIF”). Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this MD&A. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

FISCAL YEAR 2022 HIGHLIGHTS

●	Increased revenues for the year ended September 30, 2022 to $139.9 million, or 36.6%, from the year ended September 30, 2021.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

●	Completed eight acquisitions during the year ended September 30, 2022.
●	Increased the number of equipment set-ups to 516,328 for the year ended September 30, 2022 from 364,367 in the prior year, an increase of 41.7%.
●	Increased the number of respiratory resupply set-ups to 231,495 for the year ended September 30, 2022 from 158,072 in the prior year, an increase of 46.4%.
●	Generated Adjusted EBITDA of $29.2 million, a 36.5% increase from the prior year, representing 20.9% of revenue.

SELECTED ANNUAL INFORMATION

	For the	For the	For the	For the	For the
	Three months	Three months	Year ended	Year ended	Year ended
	September	September	September	September	September
	30, 2022	30, 2021	30, 2022	30, 2021	30, 2020
Number of patients serviced(1)	95,717	72,378	173,203	140,996	91,650
Number of equipment set-ups or deliveries	143,186	108,878	516,328	364,367	253,113
Respiratory resupply set-ups or deliveries	66,830	46,794	231,495	158,072	61,468
Adjusted EBITDA(2)	$8,426	$5,598	$29,176	$21,371	$15,451
Total revenues	$40,092	$29,118	$139,862	$102,351	$72,639
Income (loss) from continuing operations	$1,770	$(1,379)	$4,839	$(6,174)	$(3,703)
Income (loss) per share - Basic (continuing operations)	$0.05	$(0.04)	$0.14	$(0.20)	$(0.16)
Income (loss) per share - Diluted (continuing operations)	$0.05	$(0.04)	$0.13	$(0.20)	$(0.16)
Income (loss) per share - Basic (discontinued operations)	$—	$—	$—	$—	$(0.04)
Income (loss) per share - Diluted (discontinued operations)	$—	$—	$—	$—	$(0.04)
Income (loss) per share - Basic	$0.05	$(0.04)	$0.14	$(0.20)	$(0.20)
Income (loss) per share - Diluted	$0.05	$(0.04)	$0.13	$(0.20)	$(0.20)
Total assets			$132,214	$108,573	$72,065
Total long term liabilities			$10,927	$17,214	$19,445
Shareholders' equity			$79,547	$58,622	$28,235

(1)	The twelve-month periods do not equal the sum of the four respective three-month periods due to some patients being serviced in multiple four-month periods.
(2)	Refer to page seven for definition of Adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”)

The words “we”, “our”, “us”, “Company”, and “Quipt” refer to Quipt Home Medical Corp. and/or the management and employees of the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Reporting entity

The Company changed its name from Protech Home Medical Corp. to Quipt Home Medical Corp. on May 13, 2021. The Company’s shares are traded on the TSX Venture Exchange under the symbol QIPT. Effective May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. The change in name and share consolidation were completed in anticipation of the Company’s application to list its common shares on the NASDAQ Capital Market (“NASDAQ”). On May 27, 2021 the stock began trading on NASDAQ in the United States under the symbol QIPT. Effective May 13, 2021, unless otherwise stated, the share, options and warrants along with corresponding exercise prices and per-share amounts have been restated retrospectively to reflect this share consolidation.

ABOUT OUR BUSINESS

Quipt business objective

The explosive growth in the number of elderly patients in the US healthcare market is creating pressure to provide more efficient delivery systems. Healthcare providers, such as hospitals, physicians, and pharmacies, are seeking partners that can offer a range of products and services that improve outcomes, reduce hospital readmissions, and help control costs. Quipt fills this need by delivering a growing number of specialized products and services to achieve these goals. Quipt is best known for providing products and services that address sleep apnea and pap treatment, home ventilation systems, daily and ambulatory aides, power mobility, respiratory equipment, and oxygen therapy. Quipt seeks to provide an ever-expanding line of products and services over larger geographic regions within the United States using several growth strategies. With over 100 offices, Quipt employs more than 800 personnel in the United States.

Future Outlook

Quipt expects to generate net profit and positive Adjusted EBITDA. Our top priority continues to be the generation of operational net profit, positive cash flow, and growth in EBITDA in fiscal year 2023 and beyond. As we continue to expand in our existing markets, we plan to leverage our business platforms to enter new markets. As we continue to grow and achieve scale, the increasing cash generated from operations will be used to market our service and to gain market share. Our continued integration and rationalization, and our acquisitions, have given us a focus and path towards profitability at each business unit.

Going forward, we seek to find ways to continue to grow our customer base and penetrate these markets, while continuing to streamline our operational platform and generate positive cash flow and operational profits. We will continue to improve on operational efficiencies and call center management as they are key execution points to maintaining our healthy gross margin while growing revenues by cross selling services to existing and acquired patients.

COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic. The crisis related to COVID-19 is unprecedented and has had an impact on the Company's employees, customers, and suppliers in 2021 and 2022.

Supply Chain

The Company closely monitors the changing global environment to enable immediate actions to be taken to ensure customer order fulfillment is achieved across the various markets. The shipment of goods from Asia continues to be

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

impacted by COVID-19 disruptions to manufacturing. Global chip shortages continue to impact parts of our business as well.

Demand

Consumer demand for Quipt products and services is strong in most major markets. Brick and mortar retail consumer traffic continues to be affected in some markets with government-imposed restrictions and consumer purchasing behavior. Online and e-commerce channels are active in most countries.

The demand for Quipt products and services were not adversely impacted by COVID-19. Demand for healthcare products and services increased during the pandemic as hospitals, physicians and pharmacies had an increased need to healthcare products and services, especially products and services relating to respiratory health and assistance.

OPERATING RESULTS

Accounting policies and estimates

The consolidated financial statements for the year ended September 30, 2022 are prepared under International Financial Reporting Standards (“IFRS”) issued by the governing body of the International Accounting Standards Board (“IASB”). The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses for the period of consolidated financial statements.

IFRS accounting treatment

Management does not rely upon non-cash IFRS accounting treatment of certain items such as impairment of goodwill and intangible assets, changes in the fair value of financial derivatives, stock-based compensation and amortization of intangible assets when planning, monitoring, and evaluating the Company’s performance or in making financial decisions.

Non-IFRS measures

Throughout this MD&A, references are made to several measures which are believed to be meaningful in the assessment of the Company’s performance. These metrics are non-standard measures under IFRS and may not be identical to similar measures reported by other companies. Also, in the future, we may disclose different non- IFRS financial measures in order to help our investors more meaningfully evaluate and compare our future results of operations to our previously reported results of operations. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results as determined in accordance with IFRS. The primary purpose of these non-IFRS measures is to provide supplemental information that may prove useful to investors who wish to consider the impact of certain non-cash or uncontrollable items on the Company’s operating performance.

EBITDA and Adjusted EBITDA

In calculating EBITDA and Adjusted EBITDA, certain items are excluded from net income (loss), including interest, income taxes, depreciation, amortization, change in fair value of derivative financial liabilities, and stock-based compensation. Set forth below are descriptions of the financial items that have been excluded from net income or loss to calculate EBITDA and Adjusted EBITDA and the material limitations associated with using these non-IFRS financial measures as compared to net income or loss.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

●	Depreciation and amortization expense may be useful for investors to consider because they generally represent the wear and tear on our property and equipment used in our operations and amortization of intangibles valued in acquisitions. However, we do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating costs.
●	The amount of interest expense we incur or interest income we generate may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of interest expense to be a representative component of the day-to-day operating performance of our business.
●	The change in fair value of derivative financial liabilities is the change in value of the debenture, warrants, and purchase price payable in common shares, and these changes are non-cash until realized upon settlement of the instruments
●	Income tax expense may be useful for investors to consider because it generally represents the taxes which may be payable for the period and the change in deferred income taxes and may reduce the amount of funds otherwise available for use. However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.
●	Stock-based compensation may be useful for investors to consider because it is an estimate of the non-cash component of compensation received by the Company’s directors, officers, employees, and consultants. However, stock-based compensation is being excluded from the Company’s operating expenses because the decisions which gave rise to these expenses were not made to increase revenue in a particular period but were made for the Company’s long-term benefit over multiple periods. While strategic decisions, such as those to issue stock-based awards are made to further the Company’s long-term strategic objectives and impact the Company’s earnings under IFRS, these items affect multiple periods and management is not able to change or affect these items within any period.
●	Other income from government grant may be useful for investors to consider because it is related to the US CARES Act from COVID-19. This income is expected to be non-recurring and is not considered to be a representative component of the day-to-day operating performance of our business
●	Loss on extinguishment of debt may be useful for investors to consider because it represents the expense from the extinguishment of the revolving credit facility. This is expected to be a non-recurring financing expense and is not considered to be a representative component of the day-to-day operating performance of our business
●	Loss on settlement of shares to be issued may be useful for investors to consider because it represents the difference between the shares expected to be issued in an acquisition but was settled in cash. This is expected to be a non-recurring and is not considered to be a representative component of the day-to-day operating performance of our business
●	Acquisition-related costs may be useful for the investors to consider because they are professional fees directly related to completing the various acquisitions. While the costs are expected to be recurring if the Company continues to make acquisitions, they are non-recurring as they relate to the specific acquisition and are incurred prior to the inclusion of such acquisitions in the consolidated revenues of the Company.

Management uses both IFRS and non-IFRS measures when planning, monitoring, and evaluating the Company’s performance.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

The following table of Adjusted EBITDA shows the Company’s IFRS measures reconciled to EBITDA and Adjusted EBITDA (non-IFRS measures) for the indicated periods. The table of net income (loss) below is also measured based on IFRS. The tables are shown net of discontinued operations.

	Three months	Three months	Year ended	Year ended	Year ended
	September	September	September	September	September
	30, 2022	30, 2021	30, 2022	30, 2021	30, 2020
Net income (loss) from continuing operations	$1,770	$(1,379)	$4,839	$(6,174)	$(3,703)
Add back:
Depreciation and amortization	7,205	5,397	23,040	17,786	14,538
Interest expense, net	572	515	2,079	1,853	1,837
(Recovery of) provision for income taxes	(2,362)	(1,214)	(1,904)	(3,155)	128
EBITDA	7,185	3,319	28,054	10,310	12,800
Stock-based compensation	897	3,328	5,493	4,952	171
Acquisition-related costs	105	69	797	233	89
Gain (loss) on foreign currency transactions	62	37	144	173	(454)
Other income from government grant	(631)	—	(4,885)	—	—
Loss on extinguishment of debt	281	—	281	—	—
Loss on settlement of shares to be issued	442	—	442	—	—
Transaction costs	—	—	—	—	210
Change in fair value of debentures and warrants	85	(1,155)	(1,150)	5,703	2,635
Adjusted EBITDA	$8,426	$5,598	$29,176	$21,371	$15,451

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

	Three months	Three months	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021	2020
Revenues	$40,092	$29,118	$139,862	$102,351	$72,639
Inventory sold	9,294	8,234	33,213	28,172	19,934
Operating expenses	18,606	13,328	65,203	44,805	32,185
Bad debt expense	3,242	1,987	12,225	7,957	6,441
Depreciation	6,294	4,930	20,453	16,212	13,860
Amortization of intangible assets	911	467	2,587	1,574	678
Stock-based compensation	897	3,328	5,493	4,952	171
Acquisition-related costs	574	69	797	233	89
Loss (gain) on sale of property and equipment	55	(29)	45	(94)	(74)
Other income from government grant	(631)	—	(4,885)	—	(1,303)
Interest expense, net	572	515	2,079	1,993	1,842
Loss on extinguishment of debt	281	—	281	—	—
Loss on settlement of shares to be issued	442	—	442	—	—
(Gain) loss on foreign currency transactions	62	37	144	173	(454)
Change in fair value of debentures and warrants	85	(1,155)	(1,150)	5,703	2,635
Transaction costs	—	—	—	—	210
(Recovery of) provision for income taxes	(2,362)	(1,214)	(1,904)	(3,155)	128
Net income (loss) from continuing operations	$1,770	$(1,379)	$4,839	$(6,174)	$(3,703)
Income from discontinued operations	—	—	—	—	(869)
Net income (loss)	$1,770	$(1,379)	$4,839	$(6,174)	$(4,572)
Income (loss) per share
Basic - continuing operations	$0.05	$(0.04)	$0.14	$(0.20)	$(0.16)
Diluted - continuing operations	$0.05	$(0.04)	$0.13	$(0.20)	$(0.16)
Income (loss) per share
Basic - discontinued operations	$—	$—	$—	$—	$(0.04)
Diluted - discontinued operations	$—	$—	$—	$—	$(0.04)
Income (loss) per share
Income (loss) per share - Basic	$0.05	$(0.04)	$0.14	$(0.20)	$(0.20)
Income (loss) per share - Diluted	$0.05	$(0.04)	$0.13	$(0.20)	$(0.20)

Revenue

For the year ended September 30, 2022, revenue totaled $139,862,000, an increase of $37,511,000, or 36.6%, from the year ended September 30, 2021. This increase is primarily due to the acquisitions during the fiscal years 2022 and 2021.

For the year ended September 30, 2022, sales of medical equipment and supplies totaled $70,670,000, an increase of $23,657,000, or 50.3%, from the year ended September 30, 2021. This increase is due to the acquisitions during the years ended September 30, 2022 and 2021, and the focus on sales of respiratory resupply products.

For the year ended September 30, 2022, rentals of medical equipment totaled $69,192,000, an increase of $13,854,000, or 25% from the year ended September 30, 2021. This increase is primarily due to the acquisitions during the fiscal years 2022 and 2021.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

For the three months ended September 30, 2022, revenue totaled $40,092,000, an increase of $10,974,000, or 37.7%, from the three months ended September 30, 2021. This increase is primarily due to the acquisitions during the year ended September 30, 2022.

Inventory sold

For the year ended September 30, 2022, inventory sold totaled $33,213,000 versus $28,172,000 for the year ended September 30, 2021. The increase in dollars was due to the growth in revenues but increased by a smaller percentage than revenues due to negotiating better pricing from vendors.

For the three months ended September 30, 2022, inventory sold totaled $9,294,000 versus $8,234,000 for the three months ended September 30, 2021. The increase in dollars was due to the growth in revenues but increased by a smaller percentage than revenues due to negotiating better pricing from vendors.

Operating expenses

For the year ended September 30, 2022, operating expenses were $65,203,000, an increase of $20,398,000 from $44,805,000 for the year ended September 30, 2021. Acquisitions contributed approximately $16,600,000 of the increase, with other increases relating to insurance premiums (particularly directors’ and officers’ liability), professional fees, billing expenses, and inflation in fuel among others.

For the three months ended September 30, 2022, operating expenses were $18,606,000, an increase of $5,278,000 from $13,328,000 for the three months ended September 30, 2021, primarily due to the acquisitions during the year ended September 30, 2022.

Bad debt expense

Bad debt expense increased to $12,225,000, or 8.7% of revenues, for the year ended September 30, 2022 from $7,957,000, or 7.8% of revenues for the year ended September 30, 2021. The increase in dollars was due to the growth in revenues. The slight increase percentage of revenues reflects the fluctuating nature of reimbursement and collection cycles in the US healthcare system.

Bad debt expense increased to $3,242,000, or 8.1% of revenues, for the three months ended September 30, 2022 from $1,987,000, or 6.8% of revenues for the three months ended September 30, 2021. The increase in dollars was due to the growth in revenues. The increase percentage of revenues reflects the fluctuating nature of reimbursement and collection cycles in the US healthcare system.

Depreciation expense

Depreciation expense increased by $4,241,000 to $20,453,000 for the year ended September 30, 2022. This increase is primarily due to the increase in property, equipment, and right of use assets related to the business acquisitions during the years ended September 30, 2022 and 2021.

Depreciation expense increased by $1,364,000 to $6,294,000 for the three months ended September 30, 2022. This increase is primarily due to the increase in property, equipment, and right of use assets related to the business acquisitions during the year ended September 30, 2022.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Acquisition-related costs

Acquisition related costs increased by $564,000 to $797,000 for the year ended September 30, 2022. This increase is primarily due to the increase of acquisitions and what expenses were necessary to complete the acquisitions in the year ended September 30, 2022 versus the year ended September 30, 2021.

Acquisition related costs increased by $505,000 to $574,000 for the three months ended September 30, 2022. This increase is primarily due to the increase of acquisitions and what expenses were necessary to complete the acquisitions in the three months ended September 30, 2022.

Stock-based compensation

Stock-based compensation increased by $541,000 to approximately $5,493,000 for the year ended September 30, 2022 due primarily to the grants of restricted stock units and stock options during the years ended September 30, 2022 and 2021.

Stock-based compensation decreased by $2,431,000 to approximately $897,000 for the three months ended September 30, 2022 due to timing of the vesting of the grants of restricted stock units and stock options during the years ended September 30, 2022 and 2021.

Other income from government grant

Other income from government grant of $4,885,000 is comprised of $4,254,000 related to the forgiveness of the Company’s Payroll Protection Plan loan and, for the three months ended September 30, 2022, $631,000 from the use of the Public Health and Social Services Emergency Fund.

Interest expense

Total interest expense for the year ended September 30, 2022 increased slightly to $2,079,000 in the year ended September 30, 2022 from $1,993,000 for the year ended September 30, 2021. This was primarily due to the leases and loans acquired from acquisitions in the year ended September 30, 2022.

Total interest expense for the three months ended September 30, 2022 increased slightly to $572,000 in the year ended September 30, 2022 from $515,000 for the three months ended September 30, 2021. This was primarily due to the leases and loans acquired from acquisitions in the year ended September 30, 2022.

Change in fair value of derivative financial liabilities

The Company has two financial liabilities that are recorded at fair value through profit or loss. The convertible debentures issued during 2019 is valued at fair value using the current trading price. The change in fair value for the debenture was a loss of $85,000 for the three months ended September 30, 2022 as compared to a gain of $1,155,000 for the three months ended September 30, 2021.The change in fair value for the debenture was a gain of $1,150,000 for the year ended September 30, 2022 as compared to a loss of $3,591,000 for the year ended September 30, 2021.

Warrants issued with the June 2020 bought deal are valued using the Black-Scholes pricing model, which resulted in a loss of $2,112,000 for the year ended September 30, 2021.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Loss on extinguishment of debt

The loss on extinguishment of debt of $281,000 for the three months and year ended September 30, 2022 was related to the refinancing of the 2020 revolving credit facility in September 2022.

Loss on settlement of shares to be issued

Loss on settlement of shares to be issued was an expense of $442,000 for the three months and year ended September 30, 2022. This represents the difference between the shares expected to be issued from Sleepwell and the amount of cash paid to settle the shares in lieu of issuing shares.

Recovery of income taxes

The recovery of income taxes was $2,362,000 and $1,214,000 for the three ended September 30, 2022 and 2021, respectively. The deferred tax liability arising from the purchase price allocations was used in consolidation to support the recognition of previously unrecognized deferred tax assets, primarily tax loss carryforwards, and recorded as a benefit for income taxes.

The recovery of income taxes was $1,904,000 and $3,155,000 for the years ended September 30, 2022 and 2021, respectively. The deferred tax liability arising from the purchase price allocations was used in consolidation to support the recognition of previously unrecognized deferred tax assets, primarily tax loss carryforwards, and recorded as a benefit for income taxes.

Risks or Uncertainties

On November 12, 2021, the Company filed and obtained a receipt for its final short form base shelf prospectus (the “Final Shelf Prospectus”) with the securities commissions in each of the provinces and territories of Canada, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the SEC under the US/Canada Multijurisdictional Disclosure System. The Final Shelf Prospectus and corresponding Registration Statement will allow Quipt to undertake offerings of common shares, preferred shares, debt securities, warrants, subscription receipts and units (collectively, the “Securities”), or any combination thereof, up to an aggregate total of $200,000,000 from time to time during the 25-month period that the Final Shelf Prospectus remains effective. The Securities may be offered in amounts, at prices and on terms to be determined at the time of sale and, subject to applicable regulations, may include “at-the-market” transactions, public offerings, or strategic investments. The specific terms of any offering of Securities, including the use of proceeds from any offering, will be set forth in one or more shelf prospectus supplement(s) to be filed with applicable securities regulators. Among other potential uses, the Company may use the net proceeds from the sale of Securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, and to fund capital projects and potential future acquisitions.  As at the date hereof, the Company anticipates using the net proceeds to the Company from any offering of Securities primarily to fund its previously announced acquisition strategy.  One or more securityholders of the Company may also offer and sell Securities under the Final Shelf Prospectus and Registration Statement, as applicable, although the Company will not receive any proceeds from any sale of any Securities by any selling securityholder(s).

Page | 12

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

FINANCIAL POSITION

	As at	As at	As at
	September 30, 2022	September 30, 2021	September 30, 2020
Cash	$8,516	$34,612	$29,227
Accounts receivable, inventory and prepaid assets	33,020	22,621	16,056
Property and equipment	33,497	23,506	16,667
Other assets	57,181	27,834	10,115
Total assets	$132,214	$108,573	$72,065

Accounts payable and other current liabilities	$41,740	$32,737	$24,385
Long-term debt and other long-term liabilities	10,927	17,214	19,445
Total liabilities	52,667	49,951	43,830
Shareholders’ equity	79,547	58,622	28,235
Total liabilities and shareholders’ equity	$132,214	$108,573	$72,065

Liquidity

The Company’s primary source of liquidity is cash flow from operations and its line of credit availability.

Cash flows from operations could be negatively impacted by decreased demand for the Company’s products, which may result from factors such as adverse economic conditions and changes in public and consumer preferences, the loss of confidence by the Company’s principal customers in the Company and its product lines, or by increased costs associated with manufacturing and distribution of products. The Company expects that cash, future operating cash flows and the amounts available to be drawn against the credit facilities will enable the Company to finance its capital investment program and fund its ongoing business requirements over the next 12 months, including working capital and financial obligations.

As of September 30, 2022, the Company had cash on hand of $8,516,000 and line of credit availability of $13,000,000. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have enough liquidity to meet its liabilities when due. The Company will do so by continuously monitoring actual and expected cash flows and monitoring financial market conditions for signs of weakness.

As of September 30, 2022, the Company faces minimal liquidity risk in its current financial obligations as they become due and payable. The Company has $41,740,000 of liabilities that are due within one year but has $41,536,000 of current assets plus revolver borrowing availability of $13,000,000 to meet those obligations.

Capital management

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, contributed surplus, and shares to be issued and deficit, which totaled $81,621,000 at September 30, 2022, along with long-term debt, which totaled $11,976,000 at September 30, 2022.

The Company raises capital, as necessary, to meet its needs such as funding its working capital requirements and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through credit facilities and other long-term debt arrangements and equity capital. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

Page | 13

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

The Company maintains all capital that is surplus to its immediate operational needs in cash with major US and Canadian financial institutions.

The Company had the following equity instruments outstanding as of September 30, 2022 and September 30, 2021:

	As at	As at
	September 30, 2022	September 30, 2021
	(000’s)	(000’s)
Common shares	35,605	33,350
Options	3,751	3,786
Restricted stock units	930	954
Compensation options	—	115

Financing

Historically and currently, the Company has financed its operations primarily from cash flow from operations, equipment loans, debentures, leases, equity financing, and through the issuance of shares to acquire businesses.

Senior Credit Facility

In September 2022, the Company entered into a five-year, $110,000,000 senior credit facility (“Facility”) with a group of US banks. The facility consists of a delayed draw term loan facility of $85,000,000, a term loan of $5,000,000 that was drawn at closing, and a $20,000,000 revolving credit facility. The facility amends the $20,000,000 revolving credit facility that was entered into in September 2020. The Facility is secured by substantially all assets of the Company, matures in September 2027 and is subject to certain financial covenants.

The Facility bears interest at variable rates ranging in length from daily to six months, at the Company’s option, and has fees for unused balances. As of September 30, 2022, the outstanding balances under the Facility totaled $12,000,000, comprised of $5,000,000 on the term loan and $7,000,000 on the revolving credit facility.

As of September 30, 2022, the term loan bears interest at an annual rate of 5.7% and is repayable in quarterly installments of $62,500, with the balance due at maturity. The revolving credit facility bears interest at a weighted average annual rate of 7.0% and is payable at maturity. It is classified as a current liability as it is expected to be repaid during the year ended September 30, 2023. Interest expense on the Facility, including the unused fee, was $11,000 for the year ended September 30, 2022. The fair value of the note approximates the carrying value as of September 30, 2022.

The Company incurred $1,779,000 in financing costs to obtain the Facility, which includes related legal fees and are recognized as a reduction of the outstanding balance to be amortized as interest expense using the effective interest method of the Facility. During the year ended September 30, 2022, $14,000 of amortization of deferred financing costs was recorded.

Page | 14

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

A summary of the outstanding balances related to the Facility as of September 30, 2022 is as follows:

As of
September 30, 2022
Delayed draw term loan	$—
Term loan	5,000
Revolving credit facility	7,000
Total principal	12,000
Deferred financing costs	(1,765)
Net carrying value	$10,235

Current portion	6,857
Long-term portion	3,378
Net carrying value	$10,235

Debentures

On March 7, 2019, the Company issued C$15,000,000 of Convertible Unsecured Debentures. Each C$1,000 (US$807) debenture was convertible at the option of the holder into 192.31 common shares. Beginning March 9, 2022, if the daily volume weighted average price of the common shares exceeded C$6.48 per share for twenty consecutive trading days, the Company could force conversion of the outstanding principal at a conversion price of C$5.20 per share. The Company exercised this option during the year ended September 30, 2022. During the years ended September 30, 2022 and 2021, C$10,959,000 and C$4,037,000, respectively, of principal amount of debentures were converted (both voluntary by the holder and at the Company’s forced conversion in September 2022) into common shares. The fair value of the debentures on the dates of conversion totaled C$13,665,000 (US$10,683,000) and C$6,766,000 (US$5,359,000) during the years ended September 30, 2022 and 2021, respectively. No debentures are outstanding as of September 30, 2022.

Equipment Loans

The Company’s suppliers and the supplier’s designated financial institutions have offered the Company loans, in which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In some cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company uses a 6% incremental borrowing rate to impute interest on these arrangements.

Future payments on these liabilities are as follows:

Less than 1 year	$5,593
Between 1 and 5 years	243
Total	$5,836

Lease Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an 8% incremental borrowing rate. Vehicle leases are recorded at rate implicit in the lease based

Page | 15

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

on the current value and the estimated residual value of the vehicle, with rates ranging from 1.7% to 12.0%. Future payments on these liabilities are as follows:

Less than 1 year	$3,979
Between 1 and 5 years	7,443
More than 5 years	1,108
Total	12,530
Less: finance charges	(2,031)
Lease liabilities	10,499
Current portion of lease liabilities	3,304
Long-term portion of lease liabilities	$7,195

Contingencies

The Company has been in litigation with Lightwater Long Short Fund (“Lightwater”) during the year ended September 30, 2020, and the year ended September 30, 2021. The litigation was settled in December 2021 costing approximately $150,000, which was recorded in operating expenses for the year ended September 30, 2021.

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Quarterly operating results from continuing operations

Results of operations for the healthcare services market in which the Company operates show little seasonality from quarter to quarter. The increase in revenues from the past year is primarily due to the Company’s acquisitions during the year ended September 30, 2021 and 2022.

The following table provides selected historical information and other data, which should be read in conjunction with the financial statements of the Company.

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021
Revenue	$40,092	$36,692	$33,553	$29,525
Net income (loss)	1,770	163	5,037	(2,131)
Net income (loss) per share - basic	0.05	0.00	0.15	(0.06)
Net income (loss) per share - diluted	0.05	0.00	0.14	(0.06)
Total assets	$132,214	$130,478	$110,526	$107,376

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020
Revenue	$29,118	$26,238	$24,240	$22,755
Net income (loss)	(1,379)	6,329	(12,490)	1,366
Net income (loss) per share - basic	(0.04)	0.23	(0.43)	0.04
Net income (loss) per share - diluted	(0.04)	0.23	(0.43)	0.04
Total assets	$108,573	$106,542	$89,728	$78,274

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Related party transactions

The Company has six leases for office, warehouse, and retail space with a rental company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $52,000 per month for the years ended September 30, 2022 and 2021, and increased to approximately $65,000 per month beginning October 2022, with increases on October 1 of each year equal to the greater of (i) the Consumer Price Index for All Urban Consumers (CPI-U), and (ii) 3%. One lease expires in June 2026 and the remaining five leases expire on September 30, 2029.

Expense for Board of Directors’ fees were $287,000 and $203,000 for the year ended September 30, 2022 and 2021, respectively. Stock-based compensation for the Board of Directors was $2,626,000 and $1,036,000 for the years ended September 30, 2022 and 2021, respectively.

Key management personnel also participate in the Company’s share option program. The Company paid or accrued compensation to key management personnel the following:

	Year ended	Year ended
	September 30,	September 30,
	2022	2021
Salaries and benefits	$1,030	$968
Stock-based compensation	2,626	1,036
Total	$3,656	$2,004

Off balance sheet arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on its results of operations or financial condition, revenues or expenses results of operations, liquidity, capital expenditures or capital resources.

ACCOUNTING AND DISCLOSURE MATTERS

Internal control over financial reporting

Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure. Based on our assessment as of September 30, 2022, Management concluded that our disclosure controls and procedures were ineffective.

Management’s report on internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate "internal control over financial reporting" (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company's management, under the supervision of the CEO and CFO, and effected by the Company’s board of directors evaluated the effectiveness of ICFR.  Management has concluded that as of September 30, 2022, internal control over financial reporting was not effective. Specifically, management concluded that the following material weaknesses existed as of September 30, 2022:

●	Management did not maintain appropriately designed entity-level controls impacting the control environment, risk assessment procedures, and effective monitoring activities. These deficiencies were attributed to: (i)

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Management has not finalized the design and implementation, or retained appropriate documentation, of formal accounting policies, procedures and controls across substantially all of the Company’s business processes, (ii) ineffective identification and formal assessment of overall business risks, and (iii) ineffective evaluation and determination as to whether the components of internal control were present and functioning.

●	Management did not maintain effective information technology general controls in the areas of user access management and segregation of duties within its systems supporting the Company’s accounting and financial reporting processes. Many of the Company’s manual controls dependent upon the information derived from these information technology systems were also ineffective, as management did not design and implement controls to validate the completeness and accuracy of underlying data utilized in the operation of those manual controls.

●	Management did not design and maintain effective controls over certain aspects of its revenue recognition process and related accounts, including controls around the classification of certain contracts as operating leases under IFRS 16.

●	Management did not appropriately design and implement management review controls at a sufficient level of precision around complex accounting areas and disclosure including business combinations and forecasts associated with intangible assets.

Changes in Internal Control over Financial Reporting

During the year ended September 30, 2022, with outside consultants, the Company embarked upon a project to document, review, update, and evaluate internal controls over financial reporting and disclosure controls. While this project is still in process, the impact during the year ended September 30, 2022 caused changes in internal controls. The changes included review, assessment, documentation, and formalization of existing internal controls as well as identifying additional controls to increase risk mitigation and increase accuracy in financial reporting. This internal control project is anchored in the framework and criteria established in Internal Control - Integrated Framework, issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, related disclosures and the reported amounts of revenues and expenses during the periods covered by the financial statements. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisition, and calculation of deferred taxes.

The Company has identified the following accounting policies under which significant judgments, estimates and assumptions are made, where actual results may differ from these estimates under different assumptions and conditions, which may materially affect financial results or the financial position in future periods.

Page | 18

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Revenue recognition

Revenues are billed to, and collections are received from both third-party insurers, the largest of which is Medicare, and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payor. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, adjusting estimated revenue as required.

Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of reserves and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains reserve for expected credit losses. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated statements of financial position. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends, and relevant business conditions. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of the original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Critical accounting judgments

The following are the critical judgments, apart from those involving estimations, that have been made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Page | 19

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Functional currency

The consolidated financial statements of the Company are presented in US dollars, which is the Company’s functional currency. Determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets, acquired liabilities, and the amount allocated to goodwill. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

The process of determining these fair values requires the Company to make estimates and assumptions of a long-term nature regarding discount rates, projected revenues, royalty rates and margins derived from experience, actual operating results, and budgets. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the Company’s contractual commitments and obligations as of September 30, 2022 (in thousands), which are primarily for debt, leasing of offices and other obligations. The leases have been entered into with terms of between one and ten years, including optional extensions.

		Less than	1-3	4-5	After 5
	Total	1 year	Years	Years	Years
Debt	$18,089	$12,852	$1,020	$4,018	$199
Finance lease obligations	12,530	3,979	6,197	1,246	1,108
Operating leases	73	73	—	—	—
Purchase obligations	—	—	—	—	—
Other obligations	19,619	19,619	—	—	—
Total contractual obligations	$50,311	$36,523	$7,217	$5,264	$1,307

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instrument risk exposure

The Company is exposed to financial risks of varying degrees of significance which would affect its ability to achieve its strategic objectives for growth: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. These risks arise from the normal course of operations and all transactions are undertaken to support the

Page | 20

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Company’s ability to continue as a going concern. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in cooperation with the Company’s operating units. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily in excess of the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivables are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, directly from patients or for rebates due from manufacturers. Receivables generally are collected within industry norms for third-party payors and from manufacturers. The Company continuously monitors collections from its clients and maintains reserve for expected credit losses based upon any specific payor collection issues that are identified and historical experience.

The Company recorded bad debt expense of $12,225,000 and $7,957,000 for the year ended September 30, 2022 and 2021, respectively. As of September 30, 2022, no one customer represented more than 10% of outstanding accounts receivable. The Company does have more than 9% of receivables through Medicare. As this is a US government federal program, we believe there is very little credit risk associated with these balances.

Currency risk

Currency risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations denominated in foreign currencies. All of the Company’s sales and inventory sold and most all of the Company’s operating expenses are in US dollars. The Company’s common shares are denominated in Canadian dollars. Cash is primarily maintained in US dollars, with a small amount in Canadian dollars. Consequently, the Company is exposed to minimal foreign exchange fluctuations. The Company has not employed any currency hedging programs.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have enough liquidity to meet its liabilities when due, under both normal conditions, by continuously monitoring actual and budgeted cash flows.

As of September 30, 2022, the Company faces minimal liquidity risk in its current financial obligations as they become due and payable. The Company has $41,740,000 of liabilities that are due within one year but has $41,536,000 of current assets plus revolver borrowing availability of $13,000,000 to meet those obligations.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rate on the credit facility into which the Company entered in September 2022 is a variable rate that can be fixed for a maximum of six months. With $12,000,000 of borrowings on this facility at September 30, 2022, each 1% increase would result in an additional $120,000 of annual interest expense. The interest on the Company’s other debt is either imputed or has a fixed rate and is not subject to cash flow interest rate risk.

Page | 21

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Outstanding Share data

The outstanding shares as of December 23, 2022 are 35,605,280 common shares.

RISK FACTORS

An investment in securities of the Company involves significant risks. Investors should carefully consider the risks described below, the other information described elsewhere in this MD&A and those risks set out in the Company's AIF for the year ended September 30, 2022 before deciding to buy securities of the Company. If any of the following or other risks occur, the Company’s business, prospects, financial condition, financial performance, and cash flows could be materially adversely impacted. These factors are also currently, and in the future may be, amplified by the COVID-19 pandemic. In that case, the ability of the Company to make distributions to holders of common shares could be adversely affected, the trading price of securities of the Company could decline and investors could lose all or part of their investment in such securities. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the below described or other unforeseen risks.

While it is impossible to identify all such risk factors, factors that could cause actual results to differ materially from those estimated by us include:

Market Price of the Common Shares

The common shares are currently listed and posted for trading on the TSX-V and NASDAQ. Securities of small-cap and healthcare companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of industries. The price of the common shares is also likely to be significantly affected by short-term changes in cost of goods, or in financial condition or results of operations of the Company. Other factors unrelated to the performance of the Company that may have an effect on the price of the common shares include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity; adverse changes in general market or industry conditions or economic trends; the COVID-19 pandemic, or a variety of other factors.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future Sales of Shares by Shareholders

Sales of many the common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of the common shares. The Company cannot predict the effect that future sales of common shares or other equity-related securities would have

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

on the market price of the common shares. The price could be affected by possible sales of the common shares by hedging or arbitrage trading activity. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Dilution

The Company may require additional funds in respect of the further development of the Company’s business. If the Company raises funds by issuing additional equity securities, such financing will dilute the equity interests of its shareholders.

Global financial conditions can reduce share prices and limit access to financing

The economic viability of the Company’s business plan is impacted by the Company’s ability to obtain financing. Global economic conditions impact the general availability of financing through public and private debt and equity markets, as well as through other avenues.

Significant political, market and economic events may have wide-reaching effects and, to the extent they are not accurately anticipated or priced in markets, may result in sudden periods of market volatility and correction. Periods of market volatility and correction may have an adverse impact on economic growth and outlook, as well as lending and capital markets activity, all of which may impact the Company’s ability to secure adequate financing on favorable terms, or at all.

Furthermore, general market, political and economic conditions, including, for example, inflation, interest and currency exchange rates, political developments, legislative or regulatory changes, social or labor unrest and stock market trends will affect the Company’s operating environment and its operating costs, profit margins and share price. Uncertainty or adverse changes relating to government regulation, economic and foreign policy matters, and other world events have the potential to adversely affect the performance of and outlook for the Canadian and global economies, which in turn may affect the ability of the Company to access financing on favorable terms or at all. For example, recent uncertainty regarding Canada’s ability to access North American markets via the North American Free Trade Agreement and increased levels of turmoil in certain geopolitical hotspots have the potential to increase uncertainty and volatility in Canadian and global markets, respectively. The occurrence of negative sentiment or events in the Canadian and broader global economy could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Limited History of Operations

The Company has a relatively limited history of operations. There can be no assurance that the business of the Company and/or its subsidiaries will be successful and generate, or maintain, any profit.

Novel Business Model

Home monitoring of patients is a relatively new business, making it difficult to predict market acceptance, development, expansion, and direction. The home monitoring services to be provided by the Company represent a relatively new development in the United States healthcare industry. Accordingly, adoption by patients and physicians can require education, which can result in a lengthy sales cycle. The market may take time to develop. Physicians and/or patients may be slow to adopt new methods. The development of the Company’s home monitoring business is dependent on a number of factors. These factors include: the Company’s ability to differentiate the Company’s services from those of the Company’s competitors; the extent and timing of the acceptance of the Company’s services as a replacement for, or supplement to, traditional methods of servicing and monitoring patients; the effectiveness of the Company’s sales and

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

marketing and engagement efforts with customers and their health plan participants; the Company’s ability to provide quality customer service, as perceived by patients and physicians.

Because the monitoring business is evolving, the Company may not be able to anticipate and adapt to the developing market. Moreover, the Company cannot predict with certainty the future growth rate or the ultimate size of the market.

Reimbursement Rates May Decline

Reimbursement for services to be provided by the Company comes primarily from Medicare and private health insurance companies. The reimbursement rates offered are outside the control of the Company. Reimbursement rates in this area, and much of the United States health care market in general, have been subject to continual reductions as health insurers and governmental entities attempt to control health care costs. The extent and timing of any reduction in reimbursement rates cannot be predicted by the Company.

Reductions in reimbursement rates can have a material impact on the Company’s revenue and the profitability of the Company’s operations. A reduction in reimbursement may be unrelated to any concurrent decline in the cost of operations, thereby resulting in reduced profitability. The Company’s costs of operations could increase, but the cost increases may not be passed on to customers because reimbursement rates are set without regard to the cost of service.

Loss of Competitive Bids

The Centers for Medicare & Medicaid Services (“CMS”) oversees a competitive bidding program covering durable medical equipment (“DME”), the process in which a Medicare supplier provides DME products to Medicare beneficiaries. Pursuant to the CMS, beginning in 2021, a new competitive bidding process known as Round 2021 will be launched by the CMS, covering contracts running from January 1, 2021 to December 31, 2023. It is possible that the Company may not be selected in some or all the Competitive Bidding Area (“CBA”) that is has bid for. It is also possible that the Company may not be selected for some or all of the product categories that it has bid more. Non-selection for CBA and/or product category may result in loss of revenue and referral sources.

Dependence Upon Relationships with Key Suppliers

There are few manufacturers of equipment which can be used for home use of patients. There is the possibility that a new meter will encounter difficulties or “bugs” when first sent to market, and that initial technical support costs may be higher than for more well-established meters. Even if the Company switches to other competing meters, they may also encounter technical difficulties or regulatory issues. The emerging nature of the market presents risks that suppliers may not be able to provide equipment to satisfy demand. Demand may outstrip supply, leading to equipment shortages. Conversely, incorrect demand forecasting could lead to excess inventory. The industry is subject to a high level of regulatory scrutiny, and government or manufacturer recalls could adversely affect the Company’s ability to provide services and achieve revenue targets.

Inadequate supply could impair the Company’s ability to attract new business and could create upward pricing pressure on equipment and supplies, adversely affecting margins for the Company. Several equipment manufacturers are pursuing a strategy of vertical integration, and should the Company ever need to order equipment from those manufacturers, such equipment may not be available on favorable terms.

Reliance Upon Few Payers

The Company earns revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the United States government being the primary entity making payments. If the Medicare program

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

were to slow payments of the Company receivables for any reason, the Company would be adversely impacted. In addition, both governmental and private health insurance companies may seek ways to avoid or delay reimbursement, which could adversely affect cash flow and revenues for the Company.

Government Regulation

Some operations of the Company require certain licenses and permits from the authorities in the United States. The ability of the Company and its subsidiaries to obtain, sustain or renew any such licenses and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies. There is no guarantee that the Company will meet these conditions.

The Company is subject to regulation from United States federal and state authorities. Regulatory action could disrupt the Company’s ability to provide services. Such regulatory action could come in the form of actions against manufacturers, unrelated to the Company’s conduct, or actions based upon the Company’s operation. Regulatory action could prevent or delay reimbursement for certain services.

There could also be legislative action that could adversely affect the Company’s business model, including, without limitation: a decision by the United States government to become the exclusive provider of health care services at some time in the future; changes in United States federal or state laws, rules, and regulations, including those governing the corporate practice of medicine, and fee splitting; and changes in the United States Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations. Conversely, budgetary problems in the United States could lead to reduced funding, substantial modification, or elimination of Medicare programs, which would end reimbursement for many patients. There can be no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the business of the Company. Amendments to current laws and regulations could have a substantial adverse impact on the Company.

CMS policies of health insurance for Medicare in the United States may affect the amount of revenue the Company receives. The Company is subject to risk that reimbursement rates for its services from both federal and private payers will decline over time. Reimbursement from federal programs is subject to constant regulatory review and increasing audits by federal authorities, the effect of which may be to increase costs of service and delay or affect reimbursement, which could negatively impact cash flow and/or revenue. Audits may be costly and time consuming, and could delay cash flow, even if the Company acted properly in all respects.

The policies of health insurance carriers in the United States may affect the amount of revenue the Company receives.

Healthcare Reform Legislation

Healthcare reform laws significantly affect the US healthcare services industry. In recent years, many legislative proposals have been introduced or proposed in Congress and in some state legislatures that would affect major changes in the healthcare system, either nationally or at the state level. At the federal level, Congress has continued to propose or consider healthcare budgets that substantially reduce payments under the Medicare and Medicaid programs. The ultimate content, timing or effect of any healthcare reform legislation and the impact of potential legislation on us is uncertain and difficult, if not impossible, to predict. That impact may be material to the Company’s business, financial condition or results of operations.

 Highly Competitive Market

The industry in which the Company operates is a highly competitive market and may become more competitive as new players enter. Certain competitors will be subsidiaries or divisions of larger, much better capitalized companies. Certain

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

competitors will have vertically integrated manufacturing and services sectors of the market. The Company may have less capital and may encounter greater operational challenges in serving the market. Better capitalized competitors may also be expected to borrow money or raise debt to purchase equipment more easily than the Company.

Low Profit Market Segments

Where the Company provides services to a patient who does not use provide rental equipment often or for an extended period of time, profitability may be unlikely in respect of that patient. In these cases, the Company may not have a rental equipment with the patient long enough to recoup costs. Where the Company owns the rental equipment, the failure of the patient to return the equipment to the Company may impact profitability. Legal costs of bringing an action to obtain return of equipment may exceed the value of the equipment, leading to losses with certain patient populations even under a favorable reimbursement environment.

Foreign Subsidiaries

The Company conducts all its operations through its United States subsidiaries. Therefore, to the extent of these holdings, the Company (directly and indirectly) is dependent on the cash flows of these subsidiaries to meet its obligations. The ability of such subsidiaries to make payments to their parent companies may be constrained by the following factors: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which each subsidiary operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

Attraction and Retention of Key Personnel Including Directors

The Company has a small management team and the loss of a key individual or inability to attract suitably qualified staff could have a material adverse impact on the business of the Company. The Company may also encounter difficulties in obtaining and maintaining suitably qualified staff. The success of the Company depends on the ability of management to interpret market data correctly and to interpret and respond to economic, market and other conditions to locate and adopt appropriate opportunities. No assurance can be given that individuals with the required skills will continue their employment with the Company or that replacement personnel with comparable skills can be found. The Company is dependent on the services of key executives, including the Board and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Growth Management

The Company may have difficulty identifying or acquiring suitable acquisition targets and maintaining the organic growth which is a significant aspect of its business model. If it is unable to manage growth, the Company may be unable to achieve its expansion strategy, which could adversely impact its earnings per share and its revenue and profits.

Dividends

The Company has never declared or paid any dividends on its Common Shares. The Company intends, for the foreseeable future, to retain its future earnings, if any, to finance the Company’s business activities. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, conditions then

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

existing including earnings, financial conditions, cash on hand, financial requirements to fund business activities, development and growth, and other factors that the Board of Directors may consider appropriate in the circumstances.

Discretion in the Use of Available Funds

Management has broad discretion concerning the use of the Company’s available funds as well as the timing of expenditures. As a result, shareholders and investors will be relying on the judgment of management for the application of the available funds of the Company. Management may use the available funds in ways that an investor may not consider desirable. The results and the effectiveness of the application of the available funds are uncertain. If the available funds are not applied effectively, the Company’s results of operations may suffer.

Potential Conflicts of Interest

There are potential conflicts of interest to which some of the directors and officers of the Company may be subject in connection with the operations of the Company and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts of interest, if any, which arise may be subject to and be governed by procedures prescribed by the Business Corporations Act (British Columbia) (the “BCBCA”) which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Company to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the BCBCA. Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally, including general liability. Such occurrences could result in damage to property, inventory, facilities, personal injury or death, damage to the properties of the Company, or the properties of others, monetary losses, and possible legal liability.

The Company may be subject to product liability and medical malpractice claims, which may adversely affect its operations. The industry in which the Company operates is highly regulated, and it may be subject to regulatory scrutiny for violations of regulations and laws. The Company could be adversely affected by the time and cost involved with regulatory investigations even if it has operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Additional Capital

The development and the business (including acquisitions) of the Company may require additional financing, which may involve high transaction costs, dilution to shareholders, high interest rates or unfavorable terms and conditions. Failure to obtain sufficient financing may result in the delay or indefinite postponement of its business plans. The initial primary source of funding available to the Company consists of equity financing. There can be no assurance that additional capital

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company.

Loss of Foreign Private Issuer Status

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, as amended, the Company is currently exempt from certain of the provisions of the US federal securities laws. For example, an issuer with total assets in excess of US$10 million and whose outstanding equity securities are held by 2,000 or more persons, or 500 or more persons who are not “accredited investors”, must register such securities as a class under the Exchange Act. However, as a foreign private issuer subject to Canadian continuous disclosure requirements, the Company may claim the exemption from registration under the Exchange Act provided by Rule 12g3-2(b) thereunder, even if these thresholds are exceeded. To be considered a foreign private issuer, the Company must satisfy a United States shareholder test (not more than 50% of the voting securities of a company must be held by residents of the United States) if any of the following disqualifying conditions apply: (i) the majority of the Company’s executive officers or directors are United States citizens or residents; (ii) more than 50 percent of the Company’s assets are located in the United States; or (iii) the Company’s business is administered principally in the United States. Based on information available as at March 31, 2022 (the last business day of the Company’s second fiscal quarter), the Company estimates that approximately 36% of the Company’s outstanding voting securities are directly or indirectly held of record by residents of the United States. If the Company loses its status as a foreign private issuer, these regulations could apply and it could also be required to commence reporting on forms required of US domestic companies, such as Forms 10-K, 10-Q and 8-K. It could also become subject to US proxy rules, and certain holders of its equity securities could become subject to the insider reporting and “short swing” profit rules under Section 16 of the Exchange Act. In addition, any securities issued by the Company if it loses foreign private issuer status would become subject to certain rules and restrictions under the US Securities Act, even if they are issued or resold outside the United States. Compliance with the additional disclosure, compliance and timing requirements under these securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements.

United States Operations and Exchange Rate Fluctuations

All of the Company’s revenue is generated from operations in the United States. The Company is subject to a number of risks associated with its operations that may increase liability and costs and require significant management attention. These risks include:

●	compliance with laws of the United States that apply to the Company’s United States operations, including lawful access, privacy laws and anti-corruption laws;
●	instability in economic or political conditions, including inflation, recession and political uncertainty;
●	potential adverse tax consequences; and
●	litigation in United States courts.

In addition, the Company is exposed to foreign exchange risk as a result of substantially all of its revenue generating operations taking place in the United States and thus, revenues and expenses being earned and paid in United States dollars while the Company reports its financial statements in Canadian dollars. If the Canadian dollar appreciates relative to the United States dollar, the Company’s Canadian dollar expenses and revenues will decrease when translated from United States dollars for financial reporting purposes. Conversely, if the Canadian dollar depreciates relative to the United States

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

dollar, the Company’s Canadian dollar expenses and revenues will increase when translated from United States dollars for financial reporting purposes. In addition, exchange rate fluctuations may affect the costs that the Company incurs in its operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of operations in United States dollar terms. Foreign exchange rate fluctuations may materially affect the Company’s financial condition and results of operations in future periods.

The Company will continue to translate the assets and liabilities of its United States dollar functional currency subsidiaries into Canadian dollars using exchange rates in effect at the end of each period. Revenue and expenses for these subsidiaries are translated using average exchange rates that approximate those in effect during the period. The Company will continue to maintain cash balances in both United States and Canadian dollars, but management anticipates that it will not purchase any securities or financial instruments to speculate on or hedge against a rise or fall in the value of the United States dollar.

Global Economy

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to deteriorate and stock markets to fluctuate substantially.

These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Access to additional capital may not be available to the Company on terms acceptable to it, or at all.

Cybersecurity

The Company relies on digital and internet technologies to conduct and expand its operations, including reliance on information technology to process, transmit and store sensitive and confidential data, including protected health information, personally identifiable information, and proprietary and confidential business performance data. As a result, the Company and/or its customers are exposed to risks related to cybersecurity. Such risks may include unauthorized access, use, or disclosure of sensitive information, corruption or destruction of data, or operational disruption resulting from system impairment (e.g., malware). The Company’s operations depend, in part, on how well it protects networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to damage to hardware, computer viruses, hacking and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre‐emptive expenses to mitigate the risks of failures. A compromise of the Company’s information technology or confidential information, or that of the Company’s patients and third parties with whom the Company interacts, may result in negative consequences, including the inability to process patient transactions, reputational harm affecting patient and/or investor confidence, potential liability under privacy, security, consumer protection or other applicable laws, regulatory penalties and additional regulatory scrutiny, any of which could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. As the Company has access to sensitive and confidential information, including personal information and personal health information, and since the Company may be vulnerable to material security breaches, theft, misplaced, lost or corrupted data, programming errors, employee errors and/or malfeasance (including misappropriation by departing employees), there is a risk that sensitive and confidential information, including personal information and personal health information, may be disclosed through improper use of Company systems, software solutions or networks or that there may be unauthorized access, use, disclosure, modification or destruction of such information. The Company’s ongoing risk and exposure to these matters is partially attributable to the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

practices designed to protect systems, computers, software, data and networks from attack, damage, malfunction, human error, technological error or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. In response to the outbreak, governmental authorities in the United States and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company’s business, operations and financial results, including through disruptions in the Company’s labor inputs, supply chains and sales channels. In response to COVID-19, the United States’ guidelines issued on March 16, 2020 specifically noted that healthcare services were a critical infrastructure industry as defined by the Department of Homeland Security and employees of companies in this industry have a social responsibility to maintain a normal work schedule to meet service demands. In response to the COVID-19 pandemic, the Company has modified its current policies and implemented the instructions provided by the Centers for Disease Control and Prevention in order to best protect its employees and patient network. In addition, the Company accelerated inventory purchases to safeguard against any potential future supply chain weaknesses and meet potential increased demand. These measures and similar measures taken by other businesses may adversely impact the Company’s labor productivity and its supply chains.

Although the Company has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at the Company’s retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Company’s business, operations, financial results and position or prospects at this time.

The Company continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

Finally, the actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets, resulting in a prolonged economic downturn and a decline in the value of the Company’s share price. The extent to which COVID19 (or any other disease, epidemic, or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

Recall of certain Royal Philips BiPAP and CPAP Devices and Ventilators

The recall of certain Royal Philips BiPAP and CPAP devices and ventilators that the Company distributes and sells could have a significant negative impact on the Company’s business, reputation, results of operations, financial condition and

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

prospects. On June 14, 2021, Royal Philips (“Philips”) initiated a voluntary recall notification with the US Food and Drug Administration (“FDA”) for certain Philips BiPAP (bi-level positive airway pressure) and CPAP (continuous positive airway pressure) and mechanical ventilator devices that the Company distributes and sells. Philips initiated this recall to address potential health risks related to the polyester-based polyurethane (“PE-PUR”) sound abatement foam component in these devices. To date, Philips has produced millions of BiPAP and CPAP devices and ventilators using the PE-PUR sound abatement foam. Despite a complaint rate of 0.03% in 2020, Philips determined based on testing that there are possible health risks to users of the devices related to this type of foam, including that the foam may degrade into particles that may be ingested or inhaled by the user, and that the foam may off-gas certain chemicals. According to Philips, the potential risks of particulate exposure include headache, irritation, inflammation, respiratory issues, and possible toxic and carcinogenic effects, and the potential health risks of chemical exposure due to off-gassing include headache, irritation, hypersensitivity, nausea/vomiting, and possible toxic and carcinogenic effects.

Philips has stated that it (i) is providing the relevant regulatory agencies with required information related to the launch and implementation of the projected correction, (ii) will replace the current sound abatement foam with a new material, (iii) has already begun the preparations, which include obtaining the relevant regulatory clearances, and (iv) aims to address all affected devices in scope of this correction as expeditiously as possible. While Philips produces alternative CPAP devices and ventilators that are not impacted by the recall, these alternative CPAP devices and ventilators are being used to replace recalled CPAP devices and ventilators rather than be sold to suppliers for placement with newly diagnosed patients. Depending on the time it takes for the FDA and Philips to resolve the issue, potential delays and shortages of BiPAP and CPAP devices and ventilators may occur in the industry in which the Company operates, which could have a significant negative impact on the Company’s business, reputation, results of operations, financial condition and prospects if it is unable to procure replacement products at a reasonable cost on a timely basis or at all.

Additionally, the Company does not currently know the full scope of potential risks that may arise as a result of the recall and replacement of BiPAP and CPAP and mechanical ventilator devices described above. Due to the volume of the Company’s patients currently using, or who in the past have used, the BiPAP and CPAP and mechanical ventilator devices affected by the recall described above as well as future users of any replacement devices, any litigation, class action or governmental enforcement actions (including, but not limited to, claims relating to product liability, negligence, patient harm including claims for personal injury or wrongful death, consumer protection, or fraud, overpayment or improper billing for services and products affected by the recall or replacement) that may involve the Company could have a significant negative impact on the Company’s business, reputation, results of operations, financial condition and prospects. In general, the reporting of product defects or voluntary recalls to the FDA or analogous regulatory bodies outside the United States could result in manufacturing audits, inspections and broader recalls or other disruptions to the Company and/or its suppliers’ businesses. The recall described above and future recalls, whether voluntary or required, could result in significant costs to the Company and significant adverse publicity, which could harm the Company’s ability to market its products in the future.

Risks of Litigation and Governmental Proceedings

The Company is, and in the future may be, subject to legal and governmental proceedings and claims. The parties in such legal actions may seek amounts from us that may not be covered in whole or in part by insurance. Defending against such legal actions could result in significant costs and could require a substantial amount of time and effort by the Company’s management team. The Company cannot predict the outcome of litigation or governmental proceedings to which it is a

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

party or whether it will be subject to future legal action. As a result, the potential costs associated with legal actions against the Company could adversely affect its business, financial condition, results of operations, cash flows or prospects.

Forward-Looking Statements May Prove to be Inaccurate

Readers are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this MD&A and in certain of the documents incorporated by reference herein under the heading “Caution Regarding Forward-Looking Statements”.

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